Christopher S. Auguste Partner T 212.715.9265 cauguste@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

September 9, 2022

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Real Estate &Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ruairi Regan

Re:	Qomolangma Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed August 31, 2022

File No. 333-265447

Dear Mr. Regan:

We have filed today Amendment No. 4 to the registration statement on Form S-1 (the “Registration Statement”) filed by Qomolangma Acquisition Corp. (the “Registrant”). The purpose of the filing is to add a risk factor relating to the recently adopted Inflation Reduction Act of 2022 and to update certain exhibits to reflect the changes we made to the registration statement in Amendment No. 3. Accordingly, we have updated certain exhibits to reflect the revised initial period by which the Registrant is required to complete the business combination and the increase in the amount of funds to be deposited in the trust account.

If you have any questions or comments, please do not hesitate to contact me at (212)715-9265.

Sincerely,

/s/ Christopher S. Auguste

CSA:mh

cc:	Jonathan Myers